

January 9, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

03003586

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
              Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited
(the "Company"), document described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS 004/2003**

    Subject: Share Repurchases Report

    Date: January 9, 2003

These documents supplement the information previously provided with respect to the Company's request for
exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be
deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act
of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and
information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy
of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs.
Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel
no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED

FEB 1 1 2003

THOMSON
FINANCIAL

Enclosure



January 9, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
              Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited
(the "Company"), document described below is enclosed for your attention.

◆ **Stock Exchange of Thailand Filing, AIS 004/2003**

      Subject: Share Repurchases Report

      Date: January 9, 2003

These documents supplement the information previously provided with respect to the Company's request for
exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be
deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act
of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and
information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy
of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs.
Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel
no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY	
Received by:	
Date:	

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 9, 2003

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date January 9, 2003

1. Procedure for repurchasing shares
    ...X.. on the Stock Exchange of Thailand
    The due date of the share repurchase project June 1, 2003
    (This process of share repurchase must be completed within 6 months)
    ..... General offer

2. Share repurchasing for financial management purposes
    2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
    2.2 The results of share repurchase
    Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
January 9, 2003	250,000	33.25	32.25	8,181,250

2.3 Cumulative number of shares repurchased
    - Cumulative number of shares repurchased to date (including item 2.2) 2,413,200 shares or equal to 0.082% of paid-up capital which is 78,666,450 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.



January 10, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
               Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited
(the "Company"), document described below is enclosed for your attention.

♦ **Stock Exchange of Thailand Filing, AIS 005/2003**

   Subject: Share Repurchases Report

   Date: January 10, 2003

These documents supplement the information previously provided with respect to the Company's request for
exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be
deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act
of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and
information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy
of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs.
Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel
no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure



January 10, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
               Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited
(the "Company"), document described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, AIS 005/2003**
    Subject: Share Repurchases Report
    Date: January 10, 2003

These documents supplement the information previously provided with respect to the Company's request for
exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be
deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act
of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and
information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy
of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs.
Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel
no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY	
Received by:	
Date:	

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date January 10, 2003

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date January 10, 2003

1. Procedure for repurchasing shares
    ...X.. on the Stock Exchange of Thailand
    The due date of the share repurchase project June 1, 2003
    (This process of share repurchase must be completed within 6 months)
    ..... General offer

2. Share repurchasing for financial management purposes
    2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
    2.2 The results of share repurchase
    Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
January 10, 2003	57,000	33.00	33.00	1,881,000

2.3 Cumulative number of shares repurchased
-   Cumulative number of shares repurchased to date (including item 2.2) 2,470,200 shares or equal to 0.084% of paid-up capital which is 80,547,450 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.